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                            May 4, 2021

       John Brda
       Chief Executive Officer and Director
       Torchlight Energy Resources, Inc.
       5700 W. Plano Parkway, Suite 3600
       Plano, TX 75093

                                                        Re: Torchlight Energy
Resources, Inc.
                                                            Amendment No. 2 to
Preliminary Proxy Statement on Schedule 14A
                                                            Filed April 21,
2021
                                                            File No. 001-36247

       Dear Mr. Brda:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement

       Unaudited Pro Forma Financial Information , page 87

   1. You disclose goodwill of $60.8 million in your pro forma financial statements at
                                                        December 31, 2020. The
goodwill represents 36% of the Pro Forma Combined total
                                                        assets. Please address
the following:

                                                              In Note (K) you
disclose that goodwill is related to Arrangement closing. Disclose in further detail what
your goodwill is attributable to since the company acquired
                                                            received a going
concern audit opinion.
                                                              Tell us whether
you performed a goodwill impairment analysis and how the goodwill is recoverable.
 John Brda
Torchlight Energy Resources, Inc.
May 4, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Gus Rodriguez,
Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or, in her absence, Tim Levenberg, Special Counsel, at (202) 551-3707 with any other questions.



                                                          Sincerely,
FirstName LastNameJohn Brda
                                                          Division of
Corporation Finance
Comapany NameTorchlight Energy Resources, Inc.
                                                          Office of Energy &
Transportation
May 4, 2021 Page 2
cc:       Michael A. Hedge
FirstName LastName